Mail Stop 4561

May 27, 2008

David A. Gestetner
President, Chief Executive Officer,
Secretary, and Chairman
eRoomSystem Technologies, Inc.
1072 Madison Avenue
Lakewood, NJ 08701

> **Re:** **eRoomSystem Technologies, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Filed April 30, 2008**
> **File No. 000-31037**

Dear Mr. Gestetner:

We have reviewed your response letter dated April 30, 2008 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

Explanatory Note, page 1

1.   We have read your response to prior comment number 1 and refer you to Question 101.01 of our Compliance and Disclosure Interpretations related to Exchange Act Form 8-K at http://www.sec.gov/divisions/corpfin/guidance/8-kinterp.htm. Note that this guidance clearly states that "all Item 4.01 and Item 4.02 events must be reported on Form 8-K."

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at (202) 551-3451 if you have any questions regarding the above comment.

Sincerely,

Mark Kronforst
Accounting Branch Chief